

SE 07002965 MISSIONS AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 16 2007

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-51520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building One, Suite 100
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore J. Bender, 404-841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore J. Bender, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GAYLE D. HARBEKE
NOTARY
EXPIRES
GEORGIA
MAY 16, 2008
PUBLIC
COBB COUNTY

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2006 and 2005
WITH SUPPLEMENTARY DATA
December 31, 2006

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2006 and 2005

CONTENTS



WINDHAM BRANNON

INDEPENDENT AUDITORS' REPORT

To The Members of
Croft & Bender LLC

We have audited the accompanying statements of financial condition of Croft & Bender LLC (a Georgia limited liability company) as of December 31, 2006 and 2005, and the related statements of income, changes in members' equity, and cash flows for the years ended December 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

January 22, 2007

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

CROFT & BENDER LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 967,131	$ 508,028
Accounts receivable	402,312	33,547
Reimbursable expenses receivable	21,303	18,790
Due from related party	6,450	67,630
Total Current Assets	1,397,196	627,995
INVESTMENTS	336,219	30,348
FURNISHINGS AND EQUIPMENT, less accumulated depreciation of $275,418 in 2006 and $265,919 in 2005	97,306	67,341
OTHER ASSETS:		
Notes receivable	31,113	-
Security deposits and other assets	6,602	6,602
Total Other Assets	37,715	6,602
Total Assets	$ 1,868,436	$ 732,286
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 42,521	$ 45,873
Total Current Liabilities	42,521	45,873
ACCRUED COMPENSATION	249,969	-
MEMBERS' EQUITY:		
Members' capital	40,000	40,000
Retained earnings	1,590,647	710,516
Unrealized loss on investment securities	(54,701)	(64,103)
Total Members' Equity	1,575,946	686,413
Total Liabilities and Members' Equity	$ 1,868,436	$ 732,286

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENTS OF INCOME
For The Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES:		
Merger and acquisition fees	$ 4,143,126	$ 2,703,191
Private placement fees	785,582	364,000
Financial advisory fees and other income	112,000	306,805
Management fees, net	611,375	282,068
Gain on sale of investment	138,953	-
Total Revenue	5,791,036	3,656,064
OPERATING EXPENSES:		
Salary and benefits expense	3,150,185	1,834,460
Office expense	257,122	164,578
Professional fees	275,282	143,426
Occupancy expense	94,774	114,215
Business development expense	80,628	42,799
Other operating expenses	66,450	42,191
Bad debt expense	5,591	30,300
Depreciation	9,499	7,172
Total Operating Expenses	3,939,531	2,379,141
Operating Income	1,851,505	1,276,923
OTHER INCOME		
Interest income	28,626	16,978
NET INCOME	$ 1,880,131	$ 1,293,901

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For The Years Ended December 31, 2006 and 2005

	Members' Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE, December 31, 2004	$ 40,000	$ 316,615	$ 5,298	$ 361,913
Comprehensive Income:				
Net income	-	1,293,901	-	1,293,901
Other comprehensive income -				
Change in unrealized gains (losses) on investment securities	-	-	(69,401)	(69,401)
Total Comprehensive Income				1,224,500
Distributions to members	-	(900,000)	-	(900,000)
BALANCE, December 31, 2005	$ 40,000	$ 710,516	$ (64,103)	$ 686,413
Comprehensive Income:				
Net income	-	1,880,131	-	1,880,131
Other comprehensive income -				
Change in unrealized gain on investment securities	-	-	398,324	398,324
Realized gain on sale of investment securities	-	-	(138,953)	(138,953)
Change in deferred compensation related to investment securities	-	-	(249,969)	(249,969)
Total Comprehensive Income				1,889,533
Distributions to members	-	(1,000,000)	-	(1,000,000)
BALANCE, December 31, 2006	$ 40,000	$ 1,590,647	$ (54,701)	$ 1,575,946

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,880,131	$ 1,293,901
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,499	7,172
Common stock received for fee payment	(46,500)	-
Business development expense	9,882	-
Bad debt expense	5,591	30,300
Changes in:		
Accounts receivable	(415,351)	(21,993)
Retainer fees receivable	-	15,000
Reimbursable expenses receivable	(2,513)	18,510
Due from related party	61,180	(67,630)
Accounts payable	(3,352)	37,763
Net Cash Provided By Operating Activities	1,498,567	1,313,023
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furnishings and equipment	(39,464)	(23,784)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(1,000,000)	(900,000)
NET INCREASE IN CASH	459,103	389,239
CASH, BEGINNING OF YEAR	508,028	118,789
CASH, END OF YEAR	$ 967,131	$ 508,028

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND TAXES PAID	$ -	$ -

NON-CASH TRANSACTIONS:

In 2006, the Company recorded a net unrealized gain on investment securities in the amount of $259,371. The Company has compensation arrangements with the owners and certain employees and allocation arrangements with the Funds under certain circumstances which fluctuate based on the market value of certain investments and will be paid out when the investments are liquidated. As of December 31, 2006, the accrued compensation liability related to this future compensation and Fund allocation expense amounted to $249,969.

In 2006, the Company received common stock valued at $46,500 as a form of payment for services.

During 2006, the Company converted $31,113 of accounts receivable to a note receivable in a non-cash transaction.

In 2005, the Company wrote down a portion of their not readily marketable securities of $69,401 resulting in a change to unrealized gain (loss) on investment securities of the same amount.

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croft & Bender LLC (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital I, L.P. ("Fund I") and C&B Capital II, L.P. ("Fund II"), private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Financial advisory fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2006, revenue was recognized from approximately 26 clients, and four clients accounted for approximately 61% of revenues, excluding management fees. Approximately 14 financing and merger and acquisition engagement agreements with various clients were open at December 31, 2006. During 2005, revenue was recognized from approximately 16 clients, and one client accounted for approximately 37% of revenues, excluding management fees. Approximately 12 financing and merger and acquisition engagement agreements with various clients were open at December 31, 2005.

Through a management agreement with each fund, the Company provides management and advisory services to the Funds and receives management fees based on (i) total capital commitments of the limited partners of the Funds during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments. Management fees are paid quarterly in advance and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are billed to the client periodically. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible. This method differs from U.S. generally accepted accounting principles, which calls for recording billable reimbursable expenses as revenue. Management considers the effect to be immaterial.

Cash

Cash represents withdrawable deposits in banks located in Georgia. From time to time, balances may exceed insured amounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered.

Investments

Investments consist of equity securities, primarily those issued by the Company's clients. Investments that are not readily marketable and for which a fair value cannot reasonably be determined are carried at cost unless a permanent impairment of value is identified. If an active quoted market exists for securities, those securities are carried at estimated fair value.

Warrants

Warrants representing partial payment for the Company's services are sometimes issued to the Company by clients. During 2006, the Company recognized $434,335 in revenues and gains as a result of exercising warrants and subsequently selling the shares received. At December 31, 2006 and 2005, the Company was the holder of warrants which were considered to not be readily marketable, expire on various dates through 2015, have an exercise price of approximately $2.1 million and $2.9 million, respectively, and an estimated fair value of $249,969 and $0, respectively. The warrants, though held by and in the name of the Company, have been allocated as accrued compensation to the owners, to certain employees and in some cases to Fund I. Warrants, and the underlying securities to be received upon exercise of the warrants, are generally carried at no value unless an estimated fair value is determinable.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three to thirty-nine years.

Reclassification

Certain amounts from prior year have been reclassified for comparative purposes.

2. INVESTMENTS

At December 31, 2006 and 2005, investments were as follows:

Not Readily Marketable Securities

	Cost	Fair Value
2005	$ 99,699	$ 25,000
2006	99,699	249,969

Readily Marketable Securities

	Cost	Fair Value
2005	$ 50	$ 5,348
2006	46,550	86,250

3. RELATED PARTY TRANSACTIONS

The members of the Company are also the principal owners, and managing partners, of two companies, each of which is the general partner of one of the two Funds. Total management fees of $611,375 and $282,068 were earned from the Funds in 2006 and 2005, respectively. Such fees were net of credits of $59,167 and $139,016 for 2006 and 2005, respectively, which were allocated to the Funds by the Company related to transaction fees earned by the Company on transactions with a client in which a Fund invested.

The members of the Company and other key employees may sit on the boards of directors of some of the clients of the Company. The Company may from time to time enter into commercial arrangements with clients or vendors which have board members or employees that are related to members of the Company.

The Company and its members guarantee a $500,000 line of credit made available to C&B Capital I, L.P. by a commercial bank. The line of credit held by Fund I had a balance of $0 at December 31, 2006 and a maturity date of May 17, 2007.

The Company and its members guarantee a $1.5 million line of credit made available to C&B Capital II, L.P. by a commercial bank. The line of credit held by Fund II had a balance of $0 at December 31, 2006 and a maturity date of April 10, 2007.

4. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan was $64,607 and $38,571 in 2006 and 2005, respectively.

5. LEASES

The Company has various operating lease agreements for office space and certain office equipment. Rental expense was $100,614 and $112,839 for 2006 and 2005, respectively. As of December 31, 2006, the minimum future rental payments under these leases are as follows:

Year	Amount
2007	$ 132,032
2008	133,818
2009	133,317
2010	19,741
Total minimum future rental payments	$ 418,908

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2006, the ratio of aggregate indebtedness to net capital was 0.44 to one, and net capital was $674,641, which was $669,641 more than required. At December 31, 2005, the ratio of aggregate indebtedness to net capital was 0.10 to one, and net capital was $462,155, which was $457,155 more than required.



W I N D H A M   B R A N N O N

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY DATA

To The Members of
Croft & Bender LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2006, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.
Certified Public Accountants

January 22, 2007

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

CROFT & BENDER LLC

SUPPLEMENTARY DATA
December 31, 2006

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2006	$	1,575,946
Less non-allowable assets		901,305
Net Capital	$	674,641

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$	1,575,946
Audited financial statement adjustments to non-allowable assets		-
Members' Equity per Audited Financial Statements	$	1,575,946

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	674,641
Audited financial statement adjustments		-
Net Capital Per Audited Financial Statements	$	674,641

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other liabilities	$	292,490
Total Aggregate Indebtedness	$	292,490
Ratio of Aggregate Indebtedness to Net Capital		0.44 to 1

CROFT & BENDER LLC

SUPPLEMENTARY DATA
December 31, 2006

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Croft & Bender LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Croft & Bender LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members of
Croft & Bender LLC

In planning and performing our audit of the financial statements and supplementary data of **Croft & Bender LLC** (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

January 22, 2007

END